UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from              to

Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN FOR REPRESENTED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL DYNAMICS CORPORATION

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN FOR REPRESENTED EMPLOYEES

Page(s)

(a) FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Statement of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	3

Notes to Financial Statements	4-12

(b) SIGNATURE

(c) EXHIBIT

Exhibit 23.1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees:

We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (the Plan) (formerly the General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, Virginia

June 25, 2008

1

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN FOR REPRESENTED EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments in Master Trust at fair value (notes 4 and 6)	$998,973,947	$1,036,229,720
Participant loans receivable	28,101,034	27,925,737
Contributions receivable - employer	41,108	31,550

Total assets	1,027,116,089	1,064,187,007

Liabilities:
Accrued administrative expenses	226,412	271,317

Net assets available for benefits at fair value	1,026,889,677	1,063,915,690
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	550,155	(69,451)

Net assets available for benefits	$1,027,439,832	$1,063,846,239

See accompanying notes to financial statements.

2

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN FOR REPRESENTED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions to net assets attributed to:
Participation in income of Master Trust (note 4)	$110,751,549
Transfers in from other plans	327,627
Contributions:
Participant	38,412,752
Employer	16,615,999

55,028,751

Total additions	166,107,927

Deductions from net assets attributed to:
Transfers out to other plans	138,404,072
Benefits paid to participants	63,077,880
Administrative expenses	1,032,382

Total deductions	202,514,334

Net decrease	(36,406,407)
Net assets available for benefits:
Beginning of year	1,063,846,239

End of year	$1,027,439,832

See accompanying notes to financial statements.

3

GENERAL DYNAMICS CORPORATION SAVINGS AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Plan Description

The following description of the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined-contribution plan covering eligible employees of General Dynamics Corporation (the Company or the Plan Sponsor). The Plan is one of four plans that comprise the General Dynamics Corporation Savings and Stock Investment Plan Master Trust (Master Trust).

Effective January 1, 2007, the Plan (formerly named the General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan) was renamed the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan).

As part of a plan restructuring effective January 1, 2007, all nonunion participants ceased participation in the Plan and began participating in the newly created General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5) (the SSIP 4.5) or the General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0) (the SSIP 5.0). On January 3, 2007, affected participants’ account balances in the amount of $189,475 and $138,214,597 were transferred to the SSIP 4.5 and SSIP 5.0, respectively.

In addition, effective January 1, 2007, all union employees ceased participation under the General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0) (the SSIP 3.0), formerly the General Dynamics Corporation Savings and Stock Investment Plan, and began participating under the Plan. On January 3, 2007, affected participants’ account balances in the amount of $327,627 were transferred from the SSIP 3.0 into the Plan.

4	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

(b)	Plan Administration

The Northern Trust Company (TNT) holds the Plan’s assets as the Plan’s trustee. Hewitt Associates, LLC (Hewitt) is the Plan’s recordkeeper.

(c)	Contributions

Participant contribution percentages vary based on the business unit with which the participant is employed. Contribution percentages range from 1 percent to 50 percent of eligible compensation on a pre-tax basis, up to the statutory limits defined by the Internal Revenue Code (IRC). Participants should refer to the Plan document for a more complete description of the allowable contribution percentages.

Participants at certain business units that do not accrue credited service under a Company-sponsored defined benefit pension plan may be eligible to receive an employer profit sharing contribution based on a percentage of their eligible compensation. At December 31, 2007 and 2006, $41,108 and $31,550 of such profit sharing contributions, respectively, were included as a receivable in the Plan’s financial statements.

(d)	Participant Accounts

Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by General Dynamics Corporation (Plan Administrator). Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.

(e)	Vesting

Participants are eligible to participate in the Plan upon hire, and participants’ contributions and earnings thereon vest immediately. Vesting in the Company’s matching or profit-sharing contributions made prior to January 1, 2007 varies by business unit, but does not exceed five years.

(f)	Participant Loans

The Plan permits active participants and employed inactive participants to borrow the lesser of $50,000 or 50 percent of the vested amount in their accounts (subject to the limits defined in the Plan document and the IRC). Participants are permitted to repay the loan by regular payroll deductions over a period of up to five years. Loans are issued at the prime rate of interest. The Plan also offers primary residence loans (up to 20 years), which are secured by the balance in the participants’ account. Participant loans outstanding at December 31, 2007, bear interest at rates that range from 4.0 percent to 10.5 percent.

(g)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to (a) receive a lump-sum amount equal to the value of the participant’s

5	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan, (c) receive annual installment payments over a specified period or in specified amounts, or (d) receive a partial distribution of his or her total account balance. Participants may also receive hardship withdrawals under the provisions of the IRC in a lump-sum payment. Active participants are eligible to receive in-service, hardship, or age 59 1/2 withdrawals.

(h)	Forfeited Accounts

During the year ended December 31, 2007, participants’ forfeited nonvested accounts totaled $51,821. These amounts were used to reduce employer contributions. The Plan’s forfeiture balance at December 31, 2007 is $3,017 and consists of employer contributions credited back to the Plan for non-vested participants who terminated employment with the Plan Sponsor. These amounts will be used to reduce employer contributions in January 2008.

(i)	Administrative Expenses

The Master Trust generally pays the administrative expenses of the Plan. The Plan document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2007 or 2006.

Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2007 or 2006.

Administrative expenses may be specifically identified to the four plans that participate in the Master Trust or these expenses may be attributable to the Master Trust in general. Specifically identified fees of the Plan for 2007 were $1,032,382, and are reflected as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. General expenses (primarily investment management and trustee fees) of the Master Trust in 2007 were $1,529,893. A portion of these expenses is allocated to the Plan using the percentage of the Plan’s interest in the net assets of the Master Trust. For the year ended December 31, 2007, approximately $203,000 of general expenses were allocated to the Plan and are included as a reduction of participation in the net income of the Master Trust.

(j)	Risks and Uncertainties

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

6	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated primarily at fair value except for fully benefit-responsive investment contracts, which are adjusted from fair value to contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits. For all other investments, fair value is based on quoted market prices if they are available. For securities with no quoted market price, many factors are considered in arriving at fair value. In general, corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Certificates of deposit are valued based on amortized cost or original cost plus accrued interest. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income, and capital gains distributions. Dividends are recognized on the ex-dividend date, the date on which an individual must own the stock to receive the pending dividend. Net appreciation (depreciation) in the fair value of investments represents the net realized and unrealized changes in the market value of investments during the period.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Reclassifications

Some prior-year amounts have been reclassified among financial statement accounts to conform to current-year presentation.

(f)	Recent Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued the FASB Staff Position AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines a fully benefit-responsive investment contract and provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts in employer-sponsored defined-contribution pension plans. The financial statement presentation and disclosure provisions of this FSP are effective for financial statements for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2007 and 2006.

7	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statements of Net Assets Available for Benefits as of December 31, 2006, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

(3)	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on August 19, 2003, indicating that the Plan is a qualified profit-sharing plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(4)	Investments

The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the SSIP 3.0, the SSIP 4.5, and the SSIP 5.0 (collectively, the Plans). Each of the Plans has an undivided interest in the Master Trust.

At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was approximately 13 percent and 15 percent, respectively. Net assets and net participation in the net income of the Master Trust are allocated to the Plans according to their percentage interest in the Master Trust.

TNT uses a portion of the Master Trust’s investments to engage in securities lending. The securities on loan and related collateral are valued daily to ensure adequate collateralization levels in relation to the securities on loan. The loaned security is delivered to the borrower, and collateral is received by TNT either simultaneously or in advance of security delivery. The total market value of collateralized securities on loan from the Master Trust at December 31, 2007 and 2006 was $401,468,382 and $645,491,756, respectively. Net income generated for the Master Trust from securities lending activities for the year ended December 31, 2007 was $1,043,307.

8	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

The following table presents the fair value of investments for the Master Trust as of December 31, 2007 and 2006:

	2007	2006
General Dynamics Corporation common stock+	$2,943,723,582	2,539,712,126
Investments in equity securities*	164,404,316	—
Guaranteed Investment Contracts (GICs)*	1,888,073,908	1,873,499,689
Units of common collective trust+	1,878,475,395	1,688,868,243
Investments in registered investment companies	424,639,828	494,563,767
Investments in fixed income securities*	436,318,129	345,097,316
Participant loans	127,025,941	109,138,305
Cash and cash equivalents, and other	5,094,559	97,583,329
Securities on loan	401,468,382	645,491,756

Total assets at fair value	8,269,224,040	7,793,954,531

Pending trade sales/purchases, net	108,694,776	78,137,531
Liability for collateral deposits	410,063,337	661,350,083

Total liabilities	518,758,113	739,487,614

Net investments of Master Trust reflecting fair value	7,750,465,927	7,054,466,917
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,055,086	(459,359)

Net investment of Master Trust	$7,754,521,013	7,054,007,558

+	The General Dynamics Stock Fund consists of $2,943,723,582 and $2,539,712,126 of General Dynamics common stock and $61,920,893 and $28,867,827 invested in common collective trusts at December 31, 2007 and 2006, respectively.
*	Balance contains collateral on loaned securities in the amount of $16,791,854 and $0 for equity securities, $336,537,714 and $569,422,355 for GICs, and $56,733,769 and $91,927,728 for fixed-income securities at December 31, 2007 and 2006, respectively.

9	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

The Plans’ interests in the Master Trust’s total investment at December 31, 2007 and 2006, were as follows:

	2007	2006
General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0)	$1,967,505,791	5,989,921,552
General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)	2,402,412,387	—
General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0)	2,356,977,699	—
General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan)	1,027,625,136	1,064,086,006

Total	$7,754,521,013	7,054,007,558

Net investment income for the Master Trust for the year ended December 31, 2007, consisted of the following:

Appreciation of General Dynamics Corporation common stock	$492,687,829
Appreciation of investments in common collective trusts	81,212,468
Depreciation of investments in registered investment companies	(9,677,268)
Appreciation of investments in fixed-income securities	7,064,021
Interest	126,380,818
Dividends	44,147,347
Net interest earned on securities lending transactions	1,043,307
Administrative expenses	(1,529,893)

Total	$741,328,629

The Plans’ interests in the Master Trust’s investment income for the year ended December 31, 2007 were as follows:

General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0)	$162,831,876
General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)	188,924,719
General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0)	278,820,485
General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan)	110,751,549

Total	$741,328,629

10	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

The Master Trust’s investments that represent 5 percent or more of the Master Trust’s ending net assets as of December 31, 2007 and 2006, were as follows:

	2007	2006
General Dynamics Corporation common stock	$2,943,723,582	2,539,712,126
Guaranteed investment contracts:
Met Life 25154	961,791,095	936,654,102
Met Life 25155	923,111,314	913,487,010
Investments in common collective trusts:
MFB NTGI – QM COLTV DAILY S&P 500 EQTY	1,536,041,801	1,541,283,434

Five percent of the Master Trust’s ending net assets were $387,726,051 and $352,700,378 as of December 31, 2007 and 2006, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6)	Derivative Financial Instruments

To reduce interest rate risk, the Master Trust has entered into U.S. Treasury and Agency Bond futures contracts. These futures contracts serve to match the price sensitivity and duration of the Master Trust assets with the duration of various benchmarks of the Master Trust. The futures contracts the Master Trust generally enters into are contracts to purchase U.S. Treasury or Agency Bonds, Notes, or Bills at a fixed price on a set date in the future, generally during the next three to six months. The Master Trust pays or receives cash daily for changes in market price of these instruments, with gains or losses reflected in investment income. Total mark-to-market gain was approximately $616,020 for the year ended December 31, 2007. The Master Trust had no derivative instruments designated as cash flow or fair value hedges during 2007 or 2006.

(7)	Party-in-Interest Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 33,070,525 and 34,182,433 shares of the Company’s common stock as of December 31, 2007 and 2006, respectively. Dividends earned by the Master Trust on the Company’s common stock were $36,773,002 for the year ended December 31, 2007.

The Plan also invests through the Master Trust in the COLTV Short-Term Investment Fund, the COLTV Daily S&P 500 Equity Fund, and the COLTV Daily Russell 2000 Fund. These funds are managed by TNT,

11	(Continued)

GENERAL DYNAMICS CORPORATION SAVINGS AND STOCK INVESTMENT PLAN FOR

REPRESENTED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

a party-in-interest to the Plan. The following table summarizes the shares held by the Master Trust in these funds at December 31, 2007 and 2006:

	2007	2006
COLTV Short-Term Investment Fund	194,631,428	90,168,337
COLTV Daily S&P 500 Equity Fund	379,043	401,180
COLTV Daily Russell 2000 Fund	160,685	160,685

The following table summarizes the aggregate interest earned and realized gains recognized by the Master Trust on these funds for the year ended December 31, 2007:

COLTV Short-Term Investment Fund	$7,648,217
COLTV Daily S&P 500 Equity Fund	81,096,098
COLTV Daily Russell 2000 Fund	(14,201,165)

(8)	Non-participant Directed Investments

Prior to January 1, 2007, at some business units, contributions invested in the General Dynamics Stock Fund were required to be maintained in that fund for five years before becoming eligible for transfer to any other fund. These were classified as non-participant directed investments. Effective January 1, 2007, restrictions related to the General Dynamics Stock Fund were eliminated for most business units, and investments are now primarily participant directed. However, due to certain existing bargaining agreements at Electric Boat, Land Systems, and Advanced Information Systems, a portion of the General Dynamics Stock Fund remains non-participant directed.

The net assets and the significant components of the changes in net assets of the General Dynamics Stock Fund, including participant and non-participant directed investments, as of and for the year ended December 31, 2007 were as follows:

General Dynamics Stock Fund, beginning of year	$494,304,975

Change in net assets:
Participation in income of the Master Trust	84,141,683
Participants’ contributions	29,163,929
Employer’s contributions	13,984,984
Distributions to participants	(28,936,408)
Interfund transfers	(3,014,966)
Conversions in from other plans	334,848
Conversions out to other plans	(96,410,251)

Net decrease	(736,181)

General Dynamics Stock Fund, end of year	$493,568,794

The total net assets included in the General Dynamics Stock Fund relating to non-participant directed investments of the Plan as of December 31, 2007 and 2006, were $155,440,707 and $150,307,079, respectively.

(9)	Reconciliation of Financial Statements to Form 5500

Benefit requests that have been processed and approved for payment prior to December 31, 2007, but not yet paid as of that date are not reported in the financial statements until the subsequent year but are included in amounts allocated to withdrawing participants on the Form 5500 for 2007.

The following is a reconciliation of net assets available for benefits at December 31, 2007 and 2006, as reported in the financial statements to the Form 5500:

	2007	2006
Net assets available for benefits as reported in the financial statements	$1,027,439,832	1,063,846,239
Amounts allocated to withdrawing participants	(332,898)	(760,159)

Net assets available for benefits as reported in the Form 5500	$1,027,106,934	1,063,086,080

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2007, as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$63,077,880
Amounts allocated to withdrawing participants at December 31, 2007	332,898
Amounts allocated to withdrawing participants at December 31, 2006	(760,159)

Benefits paid to participants as reported in the Form 5500	$62,650,619

12	(Continued)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees

By	/s/ Henry C. Eickelberg

Henry C. Eickelberg Vice President, Human Capital Processes

Dated: June 25, 2008

13